UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50055

SOMERSET HILLS BANCORP

(Exact name of registrant as specified in its charter)

155 Morristown Road
Bernardsville, New Jersey 07924

(908) 221-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, NO PAR VALUE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      0

Effective May 31, 2013, Somerset Hills Bancorp merged with and into Lakeland Bancorp, Inc., with Lakeland Bancorp, Inc. surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lakeland Bancorp, Inc., as successor to Somerset Hills Bancorp pursuant to the merger of Somerset Hills Bancorp with and into Lakeland Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LAKELAND BANCORP, INC. (as successor to Somerset Hills Bancorp)

DATE: May 31, 2013	By:	Thomas J. Shara
Name: Thomas J. Shara
Title: President and Chief Executive Officer